RECEIVED
2007 OCT 15 P 2:03

Givaudan

07027251

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 8 October 2007
RG/rmj7231
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Increase of Givaudan SA 200 million CHF Domestic Bond	5 October 2007	I
Media Release : Nine Months 2007 Sales : Sustained Momentum	8 October 2007	I

We are of course at your disposal should you need any further information.

PROCESSED
OCT 19 2007
THOMSON FINANCIAL

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

Enclosures mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

Increase of Givaudan SA 200 million CHF domestic bond

Geneva, Switzerland – October 5, 2007 – On 13 September 2007 Givaudan SA announced the issue of a 3.375% CHF domestic bond of 200 million CHF. Based on this successful issue, the amount of the bonds will be increased by another 75 million which will be fungible with the base tranche immediately after payment date. The proceeds of the bonds will be used to refinance part of the debt raised in connection with the acquisition of Quest.

This news release is only available in English.

For further information please contact:
Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Financial Media Contact

Peter Wullschleger
Financial Media Relations
Peter_b.Wullschleger@givaudan.com

Media Contact

Magali Dauwalder
Media Relations
Magali.Dauwalder@givaudan.com

Nine Months 2007 Sales: Sustained Momentum

Geneva, Switzerland – 8 October 2007 – In the first nine months of 2007, Givaudan recorded sales of CHF 3,105 million, an increase of 40.6% in local currencies and 41.1% in Swiss francs. This reflects the inclusion of Quest sales as of March 2007 and the good organic growth of the combined business.

On a pro forma basis, as if Quest had already been consolidated since 1 January 2006 and excluding the impact of the flavour portfolio streamlining, sales grew 5.1% in local currencies. The local currencies growth including this effect was 3.7% and 4.2% in Swiss francs. The integration of Quest International is progressing well. Givaudan reconfirms the planned phasing of its estimated savings and integration costs, published at the 2007 Half Year Results. Givaudan reiterates it is on track to generate the expected CHF 200 million integration synergies until 2010.

Sales January – September in actual terms [1)]

in millions CHF	2007	2006	Change in %	
			In CHF	in local currencies
Fragrance Division	1,430.1	918.6	55.7	54.5
Flavour Division	1,674.9	1,281.9	30.7	30.6
Total	**3,105.0**	**2,200.5**	**41.1**	**40.6**

1) In actual terms, 2007 sales contain the first nine months sales 2007 of Givaudan and sales of Quest from March to September 2007.

Sales January – September in pro forma terms [2)]

in millions CHF	2007	2006	Change in %	
			in CHF	in local currencies
Fragrance Division	1,558.8	1,458.2	6.9	6.0
Flavour Division	1,780.6	1,746.1	2.0	1.9
Total	**3,339.4**	**3,204.3**	**4.2**	**3.7**

2) The pro forma figures shown in the table above assume that the Quest acquisition had occurred on 1 January 2006.

Fragrance Division
(pro forma basis, as if Quest had already been consolidated since 1 January 2006)

The Fragrance Division recorded nine months sales of CHF 1,558.8 million, which represents a growth of 6.0% in local currencies and 6.9% in Swiss Francs against high prior year comparables. This reflects the strong momentum of the combined business.

Fine Fragrances

Media Releases

ENGLISH

FRENCH

GERMAN

Media Information

MEDIA PALETTE

CALENDAR

Downloads

FINANCIAL PUBLICATIONS

LOGOS

PHOTOS

Financial Media Contact

Peter Wullschleger
Financial Media Relations
Peter_b.Wullschleger@givaudan.com

Media Contact

Magali Dauwalder
Media Relations
Magali.Dauwalder@givaudan.com

Fine Fragrance sales in local currency are ahead of prior year. European sales remain strong reflecting steady growth of the existing business and supported by numerous recent launches. Latin America growth was supported by a good performance with international clients. North American sales remain slow, impacted by lower sales at a key client which have not recovered since the beginning of the year. The remaining portfolio in this region shows strong growth supported by the introduction of several new wins across all clients.

Consumer Products

The Consumer Products business unit, after an excellent half year, continued to outperform the market with strong sales growth in the third quarter. All regions contributed to this positive trend. Sales in North America grew double digit mainly driven by international customers. Asia Pacific reached solid sales growth through increases in all sub-regions with highest growth recorded in China and India. Europe, Africa and Middle East reported a good performance across all customer categories. Latin America delivered growth with all customer groups and recorded very good sales performance in Argentina and Mexico.

A leading presence on customer core lists and a strong portfolio of new launches have contributed to this very good performance.

All product segments achieved good growth in all regions. The strongest performance remained in the household and air care segment, followed by personal care.

Fragrance Ingredients

Overall sales of fragrance ingredients continued to grow above prior year, thanks to the continued positive momentum of the specialties. The strong focus on the innovation platform has led to high double digit growth of specialties introduced over the last few years.

Flavour Division

(pro forma basis, as if Quest had already been consolidated since 1 January 2006)

The Flavour Division recorded nine months sales of CHF 1,780.6 million, representing an increase of 1.9% in local currency terms and 2.0% in Swiss Francs. The discontinuation of commodities ingredients amounted to CHF 40.1 million (expected full year effect CHF 51.5 million) impacting primarily North America. Excluding this effect, the division recorded a nine months local sales growth of 4.2% in local currencies. Europe and the developing markets of Asia Pacific and Latin America largely contributed to this good performance.

Asia Pacific

Sales in Asia Pacific achieved a solid performance supported by double digit growth in the developing markets of China, India, Thailand and the Philippines. The mature markets of Japan and Australia showed positive momentum. All segments performed well supported by new wins especially in Beverages and Confectionery on top of a good growth in the existing portfolio.

Europe, Africa and Middle East

European sales delivered high single digit growth against a strong prior year comparable. This was driven by new wins and good growth of the existing business, particularly in the Beverage and Dairy segments. The performance was strong across all markets with double digit growth in the developing markets of Africa, Middle East, Central and Eastern Europe.

North America

Excluding streamlining, sales in North America remained flat against last year. New wins from snacks and continued growth in Confectionery offset weakness in the Beverage and Dairy segments. Fewer beverages launches and declining consumer consumption of milk products driven by industry price increases impacted these segments.

Latin America sales showed a positive trend delivering a good single digit growth for the year. Continued strength in the Savory and Dairy segments contributed to this performance. Argentina, Peru, Chile and Venezuela delivered double digit sales growth.

For further information please contact:
Peter Wullschleger, Givaudan Investor & Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Leading Sensory Innovation

END